Illinois Tool Works Inc.
Corporate Headquarters
3600 West Lake Avenue
Glenview, IL 60026-1215
Telephone 847.724.7500
August 14, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Illinois Tool Works Inc. Registration Statement on Form S-4 File No. 333-159979
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Illinois Tool Works Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. EDT on August 14, 2009, or as soon thereafter as possible.
     The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement. The Registrant also acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please inform the undersigned, (847) 657-4206, when the Registration Statement is declared effective.

Very truly yours, ILLINOIS TOOL WORKS INC.
By:	/s/ James H. Wooten, Jr.
James H. Wooten, Jr.
Senior Vice President, General Counsel & Secretary